









Deepankar Roy

Biotech Equity Research

Greater San Diego Area

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Brookline Capital Markets

University of Southern California

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500+ connections

Biotech equity researcher, entrepreneur, scientist. Led business and R&D operations at early stage life sciences entities. Experienced in leading business development, consulting, due diligence, market analysis, alliances and partnership management efforts. Have worked in life-sciences equity researc...

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Activity

551 followers

Congratulations Franck.
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Congrats Jun
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Experience

Brookline Capital Markets

Biotechnology Equity Research
Brookline Capital Markets
2017 – Present · 1 yr
Equity research on biotechnology/pharmaceutical companies.
Coverage: ACER, ARCT, CRBP, HSGX, HTBX, MDNA, PGNX, PRTO, QBIO, SCYX, TNXP, VBIV, VERU

Murrieta Genomics

Founding Member
Murrieta Genomics
2017 – Present · 1 yr
Murrieta, CA

Forentis Fund, Murrieta Genomics

Founding Member
Forentis Fund, Murrieta Genomics
2015 – Present · 3 yrs
Murietta, CA
Murrieta Genomics (www.murrietagenomics.com) is dedicated to advancing the use of genomic sequencing in precision medicine, agriculture, forensics, veterinary and direct to consumer applications by offering entrepreneurs access to the specialized equipment, know-how and mentors that can transform research into commercial enterprise.... See more



Co-founder, CSO/COO

Venomyx Therapeutics

2015 – 2018 · 3 yrs

Led scientific operations and business development. Oversee overall company operations.
Raised from SOSV/IndieBio SF4 accelerator.
Identified market openings and relationship opportunities
Negotiated terms of engagement with investors and strategic partners... See more



Senior Associate

Biotech Alliances International

2016 – 2016 · less than a year

Did science/technology assessment and market diligence for client companies for M&A and
financing rounds. Performed market studies and studied competitive landscapes, created
presentation material, reports, and helped in developing business strategies.

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Education



University of Southern California

Ph.D., Biochemistry and Molecular Biology

Thesis: The mechanism of R-loop formation in mammalian immunoglobulin class switch
recombination



University of Delhi

MS, Genetics



University of Delhi

BS Honors, Zoology

Volunteer Experience



Business Development

Prospective Diagnostic Startup

Startup   Science and Technology



